# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GLOO HOLDINGS, INC., CIK 0002069785
CUSIP: 379598105
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 831 Pearl Street, Boulder, Colorado (CO), 80302
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001062103-26-000003
Filed by CIK 0001062103

## Reporting persons
- Jack D. Furst: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 268,055; shared voting power 1,902,299; sole dispositive power 268,055; shared dispositive power 1,902,299; aggregate amount beneficially owned 2,170,354 (5.2% of the class)

## Item 1. Issuer
Name of issuer: GLOO HOLDINGS, INC.
Address of issuer's principal executive offices: 831 Pearl Street, Boulder, CO, 80302.

## Item 2. Person Filing
Name of person filing: Jack D. Furst
Address of principal business office or, if none, residence:
c/o Gloo Holdings, Inc.
831 Pearl Street Boulder, CO, 80302
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response to Item 9 on the attached cover page.
Percent of class:
See the response to Item 11 on the attached cover page.

Percentage ownership is calculated based on 41,470,366 shares of Class A common stock of the Issuer outstanding as of November 6, 2026. For purposes hereof, shares reported as beneficially owned by Jack Furst (the "Reporting Person") include shares held by another stockholder of the Issuer or which such other stockholder has the right to acquire within 60 days of the date of this filing, over which, under all but certain limited circumstances, the Reporting Person holds an irrevocable proxy pursuant to the voting agreement.

Assumes the conversion of the shares of Class B common stock beneficially owned by the Reporting Person into Class A common stock. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon transfer, whether or not for value, except for certain transfers exempted by the Issuer's amended and restated certificate of incorporation.
Sole power to vote or to direct the vote:
See the response to Item 5 on the attached cover page.

Consists of (i) 262,500 shares of Class A common stock held by the Reporting Person and (ii) 5,555 shares of Class A common stock subject to options exercisable within 60 days of the date of this filing held by the Reporting Person.
Shared power to vote or to direct the vote:
See Row 6 of cover page for the Reporting Person.

Consists of (i) 732,856 shares of Class A common stock held by Oak Stream Investors III, Ltd. for which Oak Stream Ranch is the general partner, for which the Reporting Person serves as chairman of the board; (ii) 544,444 shares of Class A common stock held by JAJO Partners, LP for which JAJO LLC is the general partner, for which the Reporting Person serves as president; (iii) 458,333 shares of Class B common stock held by InspireHub, Inc. for which the Reporting Person serves as a director; and (iv) a warrant exercisable for 166,666 shares of Class B common stock held of record by FMAB Partners LP. Mr. Furst is the president of JAJO LLC which is the general partner of JAJO Partners LP, and FMAB Partners, LP and may be deemed to have beneficial ownership of such shares.

Assumes the conversion of the shares of Class B common stock beneficially owned by the Reporting Person into Class A common stock. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon transfer, whether or not for value, except for certain transfers exempted by the Issuer's amended and restated certificate of incorporation.
Sole power to dispose or to direct the disposition:
See Row 7 of cover page for the Reporting Person.

Consists of (i) 262,500 shares of Class A common stock held by the Reporting Person and (ii) 5,555 shares of Class A common stock subject to options exercisable within 60 days of the date of this filing held by the Reporting Person.
Shared power to dispose or to direct the disposition:
See Row 8 of cover page for the Reporting Person.

Consists of (i) 732,856 shares of Class A common stock held by Oak Stream Investors III, Ltd. for which Oak Stream Ranch is the general partner, for which the Reporting Person serves as chairman of the board; (ii) 544,444 shares of Class A common stock held by JAJO Partners, LP for which JAJO LLC is the general partner, for which the Reporting Person serves as president; (iii) 458,333 shares of Class B common stock held by InspireHub, Inc. for which the Reporting Person serves as a director; and (iv) a warrant exercisable for 166,666 shares of Class B common stock held of record by FMAB Partners LP. Mr. Furst is the president of JAJO LLC which is the general partner of JAJO Partners LP, and FMAB Partners, LP and may be deemed to have beneficial ownership of such shares.

Assumes the conversion of the shares of Class B common stock beneficially owned by the Reporting Person into Class A common stock. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon transfer, whether or not for value, except for certain transfers exempted by the Issuer's amended and restated certificate of incorporation.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Jack D. Furst: /s/ Jack D. Furst, Jack D. Furst (11/06/2026)